Steven M. Skolnick Partner
	T:	973 597 2476
	F:	973 597 2477
	E:	sskolnick@lowenstein.com

August 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Dillon Hagius
Laura Crotty
Gary Newberry
Daniel Gordon

Re:	Cingulate Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 19, 2021
CIK No. 0001862150

Ladies and Gentlemen:

On behalf of Cingulate Inc. (the “Company”), we are hereby responding to the letter, dated July 28, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on July 19, 2021 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Summary

Our Clinical Development Pipeline, page 2 Cover Page

1.	We note your response to comment 2. As it concerns CTx-1302 in your pipeline table, please remove the Phase 3 initiation as an anticipated milestone. In this regard, we reassert our prior request that you only provide the anticipated milestone for the next trial (e.g., a phase 1/2 trial), rather than listing all future phases. Relatedly, please remove the statement in the amended pipeline table that “Phase 3 Trials to be initiated upon successful outcome of Phase 1/2BA Trial” because it improperly implies that this trial will be successful.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its pipeline table on pages 2 and 77.

Business

Cingulate’s Product Candidates versus Major ADHD Competitors (>75% of the ADHD Market),

Securities and Exchange Commission

Division of Corporation Finance

August 13, 2021

2.	We note your response to comment 16 and reissue the comment. Please remove both charts from this page. As neither CTx-1301 nor CTx-1302 have completed clinical trials, the information provided in the first two rows of each table is unsupported and therefore the tabular comparison to competitors’ products is inappropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised both charts on page 82 such that they no longer include the Company.

Our CTx-1301 Clinical Development Program, page 86

3.	We note your response to comment 17 and related amendment on page 89 that you “plan to initiate the additional Phase 1 studies concurrently with our Phase 3 Mastery studies.” Please clarify whether your Planned Phase 3 Mastery Study will be impacted by the results of these two Phase 1 studies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Planned Phase 3 Mastery Study will not be impacted by the results of the additional Phase 1 trials.

Figure 3: Comparative Bioavailability Study of CTx-1301 versus Focalin XR in individual Adult

ADHD subjects under Fasted Conditions , page 89

4.	We note your response to comment 19 and reissue the comment, as it does not appear that this figure was changed. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has included the revised figure on page 89.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Shane J. Schaffer, Cingulate Inc.